EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Six Months Ended June 30,	Years Ended December 31,
Dollars in Millions	2010	2009	2008	2007	2006	2005
Earnings
Earnings from continuing operations before income taxes	$3,044	$5,602	$4,776	$2,523	$1,450	$3,398
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,020	1,717	1,444	1,106	609	812
Equity in net income of affiliates	182	550	617	524	474	334
Capitalized interest	4	13	21	24	16	8

Income adjusted for equity income	1,838	3,322	2,694	869	351	2,244
Add:
Fixed charges	94	242	387	497	560	403
Distributed income of equity investments	88	550	590	488	439	383

Total Earnings	$2,020	$4,114	$3,671	$1,854	$1,350	$3,030

Fixed Charges
Interest	$65	$184	$310	$422	$498	$349
Capitalized interest	4	13	21	24	16	8
One-third of rental expense (1)	25	45	56	51	46	46

Total Fixed Charges	$94	$242	$387	$497	$560	$403

Ratio of Earnings to Fixed Charges	21.49	17.00	9.49	3.73	2.41	7.52

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases.

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